Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of
RSE Innovation, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

347-952-8058

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Innovation, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 9 to Form 1-A

Filed January 4, 2024

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated January 29, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 9 to its Offering Statement on Form 1-A (CIK No. 0001812859; File No. 024-11612) publicly filed with the Commission on January 4, 2024 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter. The Company has amended the Offering Statement and has filed Post-Qualification Amendment No. 10 to the Offering Statement (“PQA No. 10”) in connection with this Response Letter.

For your convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this Response Letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Securities and Exchange Commission

February 12, 2024

Post Qualification Amendment No. 9 Filed January 4, 2024
Management

Asset Manager

Responsibilities of the Asset Manager

1.We note your statements that the Asset Manager is responsible for “[e]ngag[ing] third-party independent contractors for the care, custody, maintenance and management of the Underlying Assets” and “perform[ing] any other act necessary to carry out all asset management ... obligations.” Please provide specific examples of such duties and obligations to be carried out by DomainX in its role as Asset Manager of Series #URL5 and #URL6.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added disclosure on page 77 of PQA No. 10 identifying specific examples of DomainX’s duties and obligations with respect to Series #URL5 and #URL6.

In addition, the Company has filed with PQA No. 10 an updated form of Asset Management Agreement with DomainX, which provides that approval by DomainX, as Asset Manager, is a necessary prerequisite to any sale, transfer, or conveyance of the relevant Underlying Asset.  The form of Asset Management Agreement is otherwise unchanged (except for certain non-substantive conforming revisions).

If you have any questions or comments regarding this Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President, RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC